December 28, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX   714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: Homelife, Inc.
Form 10-KSB for the year ended May 31, 2005
File no. 000-30424

Dear Ms. May:

        We issued comments to you on the above captioned filing on November 6, 2006**.**
As of the date of this letter, these comments remain outstanding and unresolved. We
expect you to contact us by January 18, 2006 to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to do
so.

        If you do not respond to the outstanding comments or contact us by January 18,
2006**,** we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve material outstanding comments and complete our review of
your filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating to
the review of your filing, consistent with the staff's decision to release publicly comment
letters and response letters relating to disclosure filings it has reviewed. You can find
more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-
72.htm.

        Please contact Kelly McCusker at 202-551-3433 if you have any questions.

                                                Sincerely,

                                                Steven Jacobs
                                                Branch Chief